SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                         ImClone Systems Incorporated
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                   45245W109
                                (CUSIP Number)



                         Bristol-Myers Squibb Company
                                345 Park Avenue
                           New York, New York 10154
                                (212) 546-4000
                            Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 5, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on following page(s))

CUSIP No.        45245W109

_______________________________________________________________________________
  1   Names of Reporting Persons
      Identification Nos. of Above Persons (entities only)
      Bristol-Myers Squibb Company
      22-0790350
_______________________________________________________________________________
      Check the Appropriate Box if a Member of a Group
           _
  2   (a) |X|
           _
      (b) |_|
_______________________________________________________________________________
  3   SEC Use Only
_______________________________________________________________________________
  4   Source of Funds
      BK, OO
_______________________________________________________________________________
  5   Check if Disclosure of Legal Proceedings is Required     _
      Pursuant to Items 2(d) or 2(e)                          |_|
_______________________________________________________________________________
  6   Citizenship or Place of Organization
      Delaware
_______________________________________________________________________________
                                           7    Sole Voting Power
                                                14,392,003
                                        _______________________________________
           Number of Shares                8    Shared Voting Power
           Beneficially                         - 0 -
            Owned by Each               _______________________________________
              Reporting                    9    Sole Dispositive Power
             Person with                        14,392,003
                                        _______________________________________
                                          10    Shared Dispositive Power
                                                - 0 -
_______________________________________________________________________________
      Aggregate Amount Beneficially Owned by Each Reporting Person
 11
      14,392,003
_______________________________________________________________________________
      Check Box if the Aggregate Amount in Row (11) Excludes   _
 12   Certain Shares                                          |_|
_______________________________________________________________________________
      Percent of Class Represented
 13   by Amount in Row (11)
      19.9%
_______________________________________________________________________________
      Type of Reporting Person
 14   CO
_______________________________________________________________________________

_______________________________________________________________________________
  1   Names of Reporting Persons
      Identification Nos. of Above Persons (entities only)
      Bristol-Myers Squibb Biologics Company
      22-3828046
_______________________________________________________________________________
      Check the Appropriate Box if a Member of a Group
           _
  2   (a) |X|
           _
      (b) |_|
_______________________________________________________________________________
  3   SEC Use Only
_______________________________________________________________________________
  4   Source of Funds
      BK, OO
_______________________________________________________________________________
  5   Check if Disclosure of Legal Proceedings is Required     _
      Pursuant to Items 2(d) or 2(e)                          |_|
_______________________________________________________________________________
  6   Citizenship or Place of Organization
      Delaware
_______________________________________________________________________________
                                           7    Sole Voting Power
                                                14,392,003
                                        _______________________________________
           Number of Shares                8    Shared Voting Power
           Beneficially                         - 0 -
            Owned by Each               _______________________________________
              Reporting                    9    Sole Dispositive Power
             Person with                        14,392,003
                                        _______________________________________
                                          10    Shared Dispositive Power
                                                - 0 -
_______________________________________________________________________________
      Aggregate Amount Beneficially Owned by Each Reporting Person
 11
      14,392,003
_______________________________________________________________________________
      Check Box if the Aggregate Amount in Row (11) Excludes   _
 12   Certain Shares                                          |_|
_______________________________________________________________________________
      Percent of Class Represented
 13   by Amount in Row (11)
      19.9%
_______________________________________________________________________________
      Type of Reporting Person
 14   CO
_______________________________________________________________________________

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.001 per share, of ImClone Systems Incorporated ("Issuer" or "ImClone") and is being filed on behalf of the undersigned to amend its disclosure with respect to Section 13(d) of the Act and the rules and regulations thereunder. Such disclosure constituted part of the undersigned's Schedule TO previously filed on September 28, 2001, as amended by filings made on October 12, 2001, October 26, 2001, October 29, 2001 and November 1, 2001 (the "Schedule TO").

Item 2.   Identity and Background.
          ------------------------

          The information with respect to Item 2 disclosure in the Schedule TO is hereby amended, in pertinent part, by the following:

          Since the date of the Schedule TO (as last amended), the persons set forth on Schedule I attached hereto have ceased to be executive officers of Bristol-Myers Squibb Company (the "Company"). Since the date of the Schedule TO (as last amended), the persons set forth on Schedule II attached hereto have become executive officers of the Company, as more fully described on
Schedule II.

          During the last five years, none of the persons set forth on
Schedule II have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction.
          ---------------------------

          The information with respect to Item 4 disclosure in the Schedule TO is hereby amended, in pertinent part, by the following:

          On November 1, 2001, Bristol-Myers Squibb Biologics Company, a wholly-owned subsidiary of the Company, purchased 14,392,003 shares of ImClone for $70 per share, which represented approximately 19.9% of the ImClone shares outstanding just prior to the commencement of the public tender offer. In connection with such purchase, the Company entered into a commercial agreement with ImClone to co-develop and co-promote an investigational cancer drug, Erbitux(R), and entered into a stockholder's agreement governing, among other things, the resale by the Company of its ImClone stock.

          On December 28, 2001, ImClone announced that the United States Food & Drug Administration ("FDA") refused to accept for filing the Biologics License Application ("BLA") that was submitted by ImClone for Erbitux(R). The BLA was submitted to gain marketing approval to treat irinotecan-refractory colorectal carcinoma. On January 18, 2002, the Subcommittee on Oversight and Investigations of the House Energy and Commerce Committee announced that it is investigating questions about the conduct of ImClone in the development of Erbitux(R). On January 25, 2002, ImClone announced it received an informal inquiry from the Securities and Exchange Commission and inquiries from the Justice Department and the aforementioned Subcommittee.

          The Company is currently evaluating its relationship with ImClone. In connection with such evaluation, the Company has proposed to ImClone that the economic and other terms of the commercial arrangement between the Company and ImClone be restructured to provide for, among other things, (a) the Company to have greater control over the FDA approval process and other clinical and regulatory matters related to Erbitux(R), (b) changes in ImClone senior management until FDA approval of Erbitux(R), (c) the Company to have enhanced rights in ImClone's intellectual property related to Erbitux(R), and
(d) fewer restrictions on the Company's ability to resell ImClone shares.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          None of the persons set forth on Schedule II hereto beneficially own any securities of ImClone.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit A Press release of Bristol-Myers Squibb Company, dated February 5, 2002.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 2002

                                        BRISTOL-MYERS SQUIBB COMPANY


                                        by: /s/Frederick S. Schiff
                                            -----------------------------------
                                            Name:  Frederick S. Schiff
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


                                        BRISTOL-MYERS SQUIBB BIOLOGICS
                                        COMPANY


                                        by: /s/Sandra Leung
                                            -----------------------------------
                                            Name:  Sandra Leung
                                            Title: Vice President and Secretary

                                  SCHEDULE I

Stephen I. Sadove

Beth C. Seidenberg

Charles G. Tharp

                                  SCHEDULE II

Tamar D. Howson, Senior Vice President, Corporate Development, Bristol-Myers Squibb Company. United States Citizen. Address: Bristol-Myers Squibb Company, Route 206 & Province Line Road, Princeton, New Jersey 08543


Stephen E. Bear, Senior Vice President, Human Resources, Bristol-Myers Squibb Company. United States Citizen. Address: Bristol-Myers Squibb Company, 345 Park Avenue, New York, New York 10154

                                                                     EXHIBIT A


PRESS RELEASE




CONTACT:  Nancy Goldfarb                                   Timothy Cost
          Corporate Affairs                                Investor Relations
          212-546-5107                                     212-546-4103

          Wilson Grabill
          Corporate Affairs
          212-546-4377



                  BRISTOL-MYERS SQUIBB PROPOSES RESTRUCTURING
                    RELATIONSHIP WITH IMCLONE SYSTEMS, INC.



NEW YORK (February 5, 2002) - Peter R. Dolan, chairman and chief executive officer, Bristol-Myers Squibb Company (NYSE:BMY), said today that he has proposed steps to fundamentally restructure the company's relationship with ImClone Systems, Inc. (NASDAQ:IMCL). "If these conditions are accepted, Bristol-Myers Squibb will take the lead in the FDA approval process and other clinical and regulatory matters related to Erbitux," said Mr. Dolan. Bristol-Myers Squibb entered into a commercial agreement with ImClone on September 19, 2001 to co-develop and co-promote Erbitux, an investigational cancer drug, in the U.S., Canada and Japan.


     Specifically, Bristol-Myers Squibb proposed that certain economic, financial and other terms of the agreement be restructured. In addition to assuming greater control over the U.S. Food and Drug Administration (FDA) approval process for Erbitux, the terms include - but are not limited to - changes in ImClone senior management effective until FDA approval of Erbitux; expanded rights for the company to ImClone's intellectual property related to Erbitux; and fewer restrictions on the company's ability to resell ImClone shares.

                                   - more -

     "We are taking this action because we believe Erbitux has great potential to treat cancer patients, and we want to move the process forward as quickly as possible," said Mr. Dolan.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to plans to restructure the company's relationship with ImClone Systems. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


                                      10